SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549
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                           AMENDMENT NO. 5 TO
                             SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION
             14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         CHEYENNE SOFTWARE, INC.
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                        (Name of Subject Company)

                        TSE-TSEHESE-STAESTSE, INC.
                 COMPUTER ASSOCIATES INTERNATIONAL, INC.
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                               (Bidder)

                 COMMON STOCK, PAR VALUE $.01 PER SHARE
    SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
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                      (Title of Class of Securities)

                              166888107
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                  (CUSIP Number of Class of Securities)

                            SANJAY KUMAR
                      TSE-TSEHESE-STAESTSE, INC.
             C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                    ONE COMPUTER ASSOCIATES PLAZA
                    ISLANDIA, NEW YORK  11788-7000
                      TELEPHONE:  (516) 342-5224

      (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Bidder)
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                              COPIES TO:
                        SCOTT F. SMITH, ESQ.
                       HOWARD, DARBY & LEVIN
                    1330 AVENUE OF THE AMERICAS
                     NEW YORK, NEW YORK  10019
                     TELEPHONE:  (212) 841-1000
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                           OCTOBER 11, 1996
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               (Date Tender Offer First Published,
                Sent or Given to Security Holders)




                         Page 1 of 6 Pages
                  Exhibit Index begins on Page 6

                               14D-1
CUSIP No. 166888107                             Page 2 of 6 Pages

1)    Name of Reporting Persons:  Tse-tsehese-staestse, Inc.
      S.S. or I.R.S. Identification Nos. of Above Person:  pending
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2)    Check the Appropriate Box if a Member of a Group (See
      Instructions).

      _  (a)
      _  (b)
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3)    SEC Use Only.
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4)    Sources of Funds (See Instructions).  AF, WC, BK
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5)    _  Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).
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6)    Citizenship or Place of Organization.
      Delaware
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7)    Aggregate Amount Beneficially Owned by Each Reporting Person.
      Approximately 37,750,000
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8)    _  Check if the Aggregate Amount in Row 7 Excludes Certain Shares.
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9)    Percent of Class Represented by Amount in Row 7.
      Approximately 100% as of October 7, 1996*
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10)   Type of Reporting Person (See Instructions).
      CO

                                 14D-1
CUSIP No. 166888107                              Page 3 of 6 Pages

1)    Name of Reporting Persons: Computer Associates International,
      Inc.
      S.S. or I.R.S. Identification Nos. of Above Person: 13-2857434
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2)    Check the Appropriate Box if a Member of a Group (See
      Instructions).

      _  (a)
      _  (b)
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3)    SEC Use Only.
-----------------------------------------------------------------------
4)    Sources of Funds (See Instructions).  WC, BK
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5)    _  Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).
-----------------------------------------------------------------------
6)    Citizenship or Place of Organization.
      Delaware
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7)    Aggregate Amount Beneficially Owned by Each Reporting Person.
      Approximately 37,750,000
-----------------------------------------------------------------------
8)    _  Check if the Aggregate Amount in Row 7 Excludes Certain Shares.
-----------------------------------------------------------------------
9)    Percent of Class Represented by Amount in Row 7.
      Approximately 100% as of October 7, 1996*
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10)   Type of Reporting Person (See Instructions).
      CO








____________________

      * As set forth in the Offer to Purchase, the Company represented to Computer Associates that, as of October 7, 1996, there were 37,711,424 Shares issued and outstanding. Upon expiration of, and pursuant to, the Offer, approximately 37,750,000 Shares, representing more than 100% of the total number of Shares outstanding as of October 7, 1996, had been tendered and not withdrawn. Computer Associates believes that additional Shares may have been issued by the Company, and tendered in the Offer, upon exercise of certain stock options outstanding under various employee and director stock option plans. Capitalized terms used in this footnote are defined in this Tender Offer Statement.

           Computer Associates International, Inc. and its wholly owned subsidiary, Tse-tsehese-staestse, Inc., hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on October 11, 1996 and amended by Amendment No. 1 filed on October 22, 1996, Amendment No. 2 filed on October 25, 1996, Amendment No. 3 filed on November 4, 1996 and Amendment No. 4 filed on November 8, 1996 (the Statement), with respect to an offer to purchase all outstanding shares of Common Stock, par value $.01 per share, including associated Preferred Share Purchase Rights, of Cheyenne Software, Inc. as set forth in this Amendment No. 5. Capitalized terms not defined in this Amendment No. 5 have the meanings assigned to them in the Statement.

           This amendment constitutes the final amendment to the
Schedule 14D-1 required by General Instruction D of Schedule 14D-1 and, pursuant to General Instruction F of Schedule 14D-1, is deemed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, for all Shares acquired pursuant to the Offer as reported in this amendment.

Item 6.    Interest in Securities of the Subject Company.

           The response to Item 6(a) and (b) is hereby supplemented as follows:

           The information contained in the press release issued by Computer Associates on November 11, 1996, a copy of which is attached hereto as Exhibit (a)(15), is incorporated herein by reference.

Item 11.   Material to be Filed as Exhibits.

(a)(15) Text of press release issued by Computer Associates dated November 11, 1996.

                                SIGNATURE

           After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 1996

                                 TSE-TSEHESE-STAESTSE, INC.



                                 By/s/ Peter Schwartz
                                    --------------------------------
                                 Name:  Peter Schwartz
                                 Title: Vice President and Treasurer



                                 COMPUTER ASSOCIATES INTERNATIONAL, INC.



                                 By/s/ Peter Schwartz
                                    --------------------------------
                                    Name: Peter Schwartz
                                   Title: Senior Vice President and
                                          Chief Financial Officer

                          EXHIBIT INDEX

Exhibit
Number	Exhibit Name
-------     ------------
(a)(15)     Text of press release issued by Computer Associates dated
            November 11, 1996.